UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNERGX SYSTEMS INC.
(Name of the Issuer)

SYNERGX SYSTEMS INC.
FIRECOM, INC
FCI MERGER CORP.
PAUL MENDEZ
PETER BAROTZ
(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

87160C106
(CUSIP Number of Class of Securities)

Synergx Systems Inc. c/o John Poserina, Vice President 209 Lafayette Drive Syosset, NY 11791 (516) 433-4700	Firecom, Inc. FCI Merger Corp. c/o Jeffrey Cohen, Vice President, Finance 39-27 59th Street Woodside, New York 11377 (718) 899-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:
Peter DiChiara, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, New York, New York 10006 (212) 930-9700	Bruce A. Rich, Esq. Carter Ledyard & Milburn LLP 2 Wall Street, New York, New York 10005 (212) 732-3200

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing

Transaction valuation(1)	Amount of filing fee(2)
$3,647,665	260.08

(1)
For purposes of calculating the filing fee only, the transaction value was determined by multiplying (a) 5,210,950 shares of common stock proposed to be acquired in the merger by (b) the merger consideration of $0.70 per share.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the total Transaction Valuation.
☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260.08
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Synergx Systems Inc.
Date Filed: April 14, 2010

Introduction

This Amendment No. 4 to Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by Synergx Systems Inc. (the “Company”); Firecom, Inc. (“Firecom”); FCI Merger Corp., a newly-formed wholly-owned subsidiary of Firecom (the “Merger Sub”); Paul Mendez, President, Chief Executive Officer, a Director and principal shareholder of Firecom and also President, Chief Executive Officer and a Director of the Company; and Peter Barotz, a Director of Firecom and also a Director of the Company (each a “Reporting Person” and collectively, the “Reporting Persons.”

This Schedule 13E-3 relates to an Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated January 22, 2010, among the Company, Firecom, and the Merger Sub, as amended on March 19, 2009 by Amendment No. 1 to the Merger Agreement (the “Amendment”).  The Merger Agreement, as amended, provides for Firecom to acquire the Company through a merger of Merger Sub with and into the Company (the “Merger”), with the Company to be the surviving corporation and a wholly-owned subsidiary of Firecom.  Pursuant to the Merger Agreement at the effective time of the Merger, each issued and outstanding share of common stock of the Company (other than any shares owned by Firecom or Merger Sub, by the Company as treasury stock, or by any stockholders who are entitled to, and who properly exercise, appraisal rights under Delaware law) will be cancelled and will be converted automatically into the right to receive $0.70 in cash, without interest.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Commission a definitive proxy statement on Schedule 14A (the “Proxy Statement”), pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of stockholders of the Company.  At the meeting, stockholders of the Company will consider and vote upon a proposal to approve the Merger.  A copy of the Proxy Statement is filed as Exhibit (a)(1).  A copy of the Merger Agreement and the Amendment are filed as exhibits to the Proxy Statement.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3.  The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Proxy Statement.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Reporting Person or any affiliate of a Filing Person that the Company is “controlled” by any other Reporting Person, or that any Reporting Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.   Summary

The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.    Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Synergx Systems Inc.

209 Lafayette Drive

Syosset, NY 11791

(516) 433-4700

(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Special Meeting—Record Date; Notice and Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—Market Price of Synergx Common Stock”

“Market Price of Synergx Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary—Market Price of Synergx Common Stock”

“Market Price of Synergx Common Stock”

(e) Prior Public Offerings. Not Applicable

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Securities Ownership of Certain Beneficial Owners and Management—Transactions in Shares of Common Stock—Purchases by Firecom”

Item 3.   Identity and Background of Filing Person(s)

(a) Name and Address. Synergx Systems Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—Parties to the Merger”

“The Parties to the Merger”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Parties to the Merger”

“The Parties to the Merger”

(c) Business and Background of Natural Persons. Not applicable

Item 4.   Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Merger and Merger Consideration”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors”

“Annex A-1—Agreement and Plan of Merger”;

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

(b) Purchases.  Not applicable

(c) Different Terms. Not applicable

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—Appraisal Rights”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Dissenters’ Right of Appraisal”

“Appraisal Rights”

“Annex C—Section 262 of the General Corporation Law of the State of Delaware”

(e) Provisions for Unaffiliated Security Holders. None

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

“Special Factors: Interests of Our Directors and Executive Officers in the Merger”

“Securities Ownership of Certain Beneficial Owners and Management—Transactions in Shares of Common Stock—Purchases by Firecom”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Merger and Merger Consideration”

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“The Merger Agreement”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

(d) Conflicts of Interest.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Interests our Directors and Executive Officers in the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

Item 6.   Purpose of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Merger and Merger Consideration”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors: Certain Effects of the Merger”

“Special Factors: Plans for the Company After the Merger”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Purpose and Reasons by the Firecom Group for the Merger”

“Special Factors: Certain Effects of the Merger”

“Special Factors: Plans for the Company After the Merger”

“Special Factors: Deregistration of Synergx Common Stock”

“Special Factors: Effect on the Company’s Business if the Merger is not Completed”

“Special Factors: Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement (Proposal No. 1)”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

Item 7.   Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Certain Effects of the Merger”

“Special Factors: Purpose and Reasons by the Firecom Group for the Merger”

“Special Factors: Position of the Firecom Group as to the Merger”

“Special Factors: Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Purpose and Reasons by the Firecom Group for the Merger”

“Special Factors: Position of the Firecom Group as to the Merger”

“Special Factors: Effects on the Company’s Business if the Merger is Not Completed”

“Special Factors: Certain Effects of the Merger”

“Special Factors: Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

“Special Factors: The Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Opinion of Ladenburg Thalmann & Co. Inc. to the Special Committee”

“Special Factors: Certain Effects of the Merger”

“Special Factors: Purpose and Reasons of the Firecom Group for the Merger”

“Special Factors: Position of the Firecom Group as to the Merger”

“Special Factors: Plans for the Company After the Merger”

(d) Effects.

 The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors: Background of the Merger”

“Special Factors: Certain Effects of the Merger”

“Special Factors: Purpose and Reasons by the Firecom Group for the Merger”

“Special Factors: Position of the Firecom Group as to the Merger”

“Special Factors: Plans for the Company After the Merger”

“Special Factors: Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors: Material United States Federal Income Tax Consequences”

“Special Factors: Effects on the Company’s Business if the Merger is Not Completed”

“Special Factors: Deregistration of Synergx Common Stock”

“The Merger Agreement”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

Item 8.   Fairness of the Transaction

(a) Fairness.  Each of the Reporting Persons believes that the proposed Rule 13e-3 going private transaction to be effected by the Merger is substantively and procedurally fair to the unaffiliated stockholders of the Company.  The information about the reasons for their respective beliefs as to the fairness of the transaction is set forth in the Proxy Statement under the following captions, and is incorporated herein by reference.

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors: Background of the Merger”

“Special Factors: Opinion of Ladenburg Thalmann & Co. Inc. to the Special Committee”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Purpose and Reasons by the Firecom Group for the Merger”

“Special Factors: Position of the Firecom Group as to the Merger”

“Special Factors: Interests of the Company’s Directors and Executive Officers in the Merger”

“Annex B—Opinion of Ladenburg Thalmann & Co. Inc.”

The presentation dated January 22, 2010 prepared by Ladenburg Thalmann & Co. Inc. for the Special Committee of Synergx, is attached hereto as Exhibit (c)(2) and incorporated by reference herein.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors: Background of the Merger”

“Special Factors: Opinion of Ladenburg Thalmann & Co. Inc. to the Special Committee”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Purpose and Reasons by the Firecom Group for the Merger”

“Special Factors: Position of the Firecom Group as to the Merger”

“Special Factors: Financial Projections”

“Annex B—Opinion of Ladenburg Thalmann & Co. Inc.”

The presentation dated January 22, 2010 prepared by Ladenburg Thalmann & Co. Inc. for the Special Committee of Synergx, is attached hereto as Exhibit (c)(2) and incorporated by reference herein.

(c) Approval of Security Holders. The affirmative vote of holders of a majority of the outstanding shares of Synergx Common Stock entitled to vote at the special meeting is required to adopt the Merger Agreement. Approval of any adjournments or postponements of the special meeting to solicit additional proxies, if necessary or appropriate, requires the affirmative vote of holders of a majority of the shares of Common Stock present in person or by proxy and voting at the special meeting.  The vote of a majority of unaffiliated stockholders is not required under Delaware law and is not required by the Merger Agreement:

“Summary—The Special Meeting”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date, Notice and Quorum”

“The Special Meeting—Required Vote”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Position of the Firecom Group as to the Merger”

“The Merger Agreement —Conditions to Completion of the Merger”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee the Board of Directors”

“Special Factors: The Merger— Opinion of Ladenburg Thalmann & Co. Inc. to the Special Committee”

“Annex B—Opinion of Ladenburg Thalmann & Co. Inc.”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Recommendation of the Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Position of the Firecom Group as to the Merger”

“The Merger Agreement —Solicitation of Other Offers”

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Opinion of Ladenburg Thalmann & Co. Inc. to the Special Committee”

“Annex B— Opinion of Ladenburg Thalmann & Co. Inc.”

The presentation dated January 22, 2010 prepared by Ladenburg Thalmann & Co. Inc. for the Special Committee of Synergx, is attached hereto as Exhibit (c)(2) and incorporated by reference herein.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Background of the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

“Special Factors: Opinion of Ladenburg Thalmann & Co. Inc. to the Special Committee”

“Annex B—Opinion of Ladenburg Thalmann & Co. Inc.”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Financing”

“The Merger Agreement”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—Conditions to the Completion of the Merger”

“The Merger Agreement—Conditions to the Completion of the Merger”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Limited Remedies”

“Annex A-1—Agreement and Plan of Merger”

“Annex A-2—Amendment No.1 to Agreement and Plan of Merger”

(d) Borrowed Funds. Not applicable

Item 11.  Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors: Purpose and Reasons by the Firecom Group for the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Securities"

Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. None

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Questions and Answers About the Special Meeting and the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors: Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors”

Item 13. Financial Information

(a) Financial Information.

“Special Factors: Financial Projections”

“Special Factors: Certain Effects of the Merger”

“Summarized Financial Information”

“Where You Can Find More Information”

 (b) Pro Forma Information. Not Applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Persons Making the Solicitation”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

Item 15.  Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)	Proxy Statement of Synergx Systems Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 29, 2010 (the “Proxy Statement”).
(a)(2)	Letter to Stockholders of Synergx Systems Inc., incorporated herein by reference to the Proxy Statement.
(a)(3)	Notice of Special Meeting of Stockholders of Synergx Systems Inc., incorporated herein by reference to the Proxy Statement.
(a)(4)	Proxy Card, incorporated herein by reference to the Proxy Statement.
(c)(1)	Opinion of Ladenburg Thalmann & Co. Inc., incorporated herein by reference to Annex B of the Proxy Statement.
*(c)(2)	Presentation of Ladenburg Thalmann & Co. Inc. to the special committee of Synergx Systems Inc., dated January 22, 2010.
(d)(1)	Agreement and Plan of Merger, dated as of January 22, 2010, by and among Synergx Systems Inc., Firecom, Inc. and FCI Merger Corp., incorporated herein by reference to Annex A-1 to the Proxy Statement.
(d)(2)	Amendment No.1 to Agreement and Plan of Merger, dated March 19, 2010, incorporated herein by reference to Annex A-2 to the Proxy Statement.
(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement
(g)	Not applicable

* Previously filed on April 15, 2010

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

SYNERGX SYSTEMS INC.

Dated: June 28, 2010	By: /s/John Poserina
Name: John Poserina
Title: Vice President and CFO

FIRECOM, INC.

Dated: June 28, 2010	By:/s/ Jeffrey Cohen
Name: Jeffrey Cohen.
Title: Vice President, Finance

FCI MERGER CORP.

Dated: June 28, 2010	By:/s/ Jeffrey Cohen
Name: Jeffrey Cohen
Title: Vice President

Dated: June 28, 2010	/s/ Paul Mendez
Name: Paul Mendez

Dated: June 28, 2010	/s/ Peter Barotz
Name: Peter Barotz